UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rigetti Computing, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76655K 103

(CUSIP Number)

Chad Rigetti

c/o Rigetti Computing, Inc.

775 Heinz Avenue

Berkeley, CA 94710

(510) 210-5550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76655K 103

1.	Names of Reporting Persons. Chad Rigetti
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,733,050(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,733,050(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,733,050(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 581,629 shares issuable upon vesting of restricted stock units (“RSUs”) and (ii) 2,615,128 shares issuable upon exercise of options which are exercisable or vest, in each case, within 60 days of August 20, 2022. Also includes shares that are expected to be sold pursuant to nondiscretionary sell to cover transactions to satisfy tax withholding obligations in connection with the settlement of such RSUs.
(2)	This percentage is calculated based upon 120,267,930 shares of common stock outstanding as of August 20, 2022.

INTRODUCTION

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share (the “Common Stock”) of Rigetti Computing, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2022 (the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 8,733,050 shares of Common Stock of the Issuer, which represents 7.1% of the Issuer’s Common Stock outstanding as of August 20, 2022, based on 120,267,930 shares of Common Stock outstanding as of August 20, 2022.

(b)	The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds.

(c)	On June 10, 2022, the Reporting Person received awards of 3,192,144 RSUs in the aggregate and 45,000 shares of Common Stock pursuant to a stock award pursuant to the Rigetti Computing, Inc. 2022 Equity Incentive Plan (the “2022 Plan”). As previously reported on Forms 4, on June 14, 2022, June 15, 2022 and June 16, 2022, 132,224 shares, 256,574 shares and 49,824 shares, respectively, of Common Stock of the Issuer were sold at a weighted average price of $4.43, $4.45 and $4.56 per share respectively, pursuant to nondiscretionary sell to cover transactions to satisfy tax withholding obligations in connection with the settlement of RSUs granted pursuant to the Rigetti & Co, Inc. 2013 Equity Incentive Plan, as amended (the “2013 Plan”). On August 20, 2022, the Reporting Person received an aggregate of 1,049,020 shares of Common Stock upon the settlement of RSUs granted pursuant to the 2013 Plan and the 2022 Plan. Except for the foregoing, the Reporting Person has not engaged in any transactions in the Common Stock in the sixty days preceding the date hereof.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2022

/s/ Chad Rigetti
CHAD RIGETTI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)